FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period from October 3, 2003 to November 3, 2003

Commission File Number 000-26854

Metallica Resources Inc.

(Translation of registrant’s name into English)

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- [  ]

Signatures
Exhibit Index
EX-A Press Release #03-08, dated Oct. 23, 2003
EX-B Press Release #03-09, dated Oct. 30, 2003
EX-C Press Release #03-10, dated Oct. 30, 2003
EX-D Press Release #03-11, dated Nov. 3, 2003
EX-E Material Change Report (1 of 3)
EX-F Material Change Report (2 of 3)
EX-G Material Change Report (3 of 3)
EX-H Material Change Report dated Nov. 3, 2003
EX-I Consent letter re: Technical Report
EX-J Technical Report dated Feb. 5, 2003
EX-K Figures for Technical Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By:	/s/ Bradley J. Blacketor

Name:	Bradley J. Blacketor
Title:	Vice President, Chief Financial Officer and Secretary

Date: November 3, 2003

Exhibit Index

The following exhibit is filed under this Form 6-K:

EXHIBIT A:	Press Release #03-08, dated October 23, 2003, Authorization to proceed with Church stabilization at Cerro San Pedro project.

EXHIBIT B:	Press Release #03-09, dated October 30, 2003, Metallica to begin trading on American Stock Exchange on October 30, 2003

EXHIBIT C:	Press Release #03-10, dated October 30, 2003, Metallica announces 3rd quarter financial results.

EXHIBIT D:	Press Release #03-11 dated November 3, 2003, Metallica announces public offering (not for distribution to U.S. news wire services or dissemination in the United States)

EXHIBIT E:	Material Change Report dated October 30, 2003 (1 of 3)

EXHIBIT F:	Material Change Report dated October 30, 2003 (2 of 3)

EXHIBIT G:	Material Change Report dated October 30, 2003 (3 of 3)

EXHIBIT H:	Material Change Report dated November 3, 2003

EXHIBIT I:	Consent letter re: Technical Report dated February 5, 2003

EXHIBIT J:	Technical Report dated February 5, 2003 – El Morro project

EXHIBIT K:	Figures for Technical Report dated February 5, 2003